UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               ASTA FUNDING, INC.
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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   0462220109
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                                 (CUSIP Number)

                                                    with a copy to:
Mitchell Herman                                     John D. Schupper
Asta Funding, Inc.                                  Lowenstein Sandler PC
Englewood Cliffs, New Jersey 07632                  65 Livingston Avenue
(201) 567-5648                                      Roseland, New Jersey  07068
                                                    (973) 597-2500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 6, 2001
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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                              CUSIP NO. 0462220109
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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only):

                  Gary Stern
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)  -------                (b)  -------
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3)   SEC Use Only
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4)   Source of Funds (See Instructions):N/A
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                               Not Applicable
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6)   Citizenship or Place of Organization:  USA
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     Number of                      7)   Sole Voting Power:           1,503,453*
                                    --------------------------------------------
     Shares Beneficially            8)   Shared Voting Power:                 0
                                    --------------------------------------------
     Owned by                       9)   Sole Dispositive Power:      1,503,453*
     Each Reporting                 --------------------------------------------
     Person   With:                 10)  Shared Dispositive Power:      0
                                    --------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

             1,503,453 *
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions): X

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13)  Percent of Class Represented by Amount in Row (11):

                36.9%
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14)  Type of Reporting Person (See Instructions):  IN
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* Includes  96,666  shares of Common  Stock  issuable  upon  exercise of options exercisable within 60 days of February 6, 2001, 251,436 shares of Common Stock owned as custodian for his minor children and 142,761 shares of Common Stock owned by Asta Group, Incorporated which represents Mr. Stern's proportionate equity interest in the shares owned by Asta Group, Incorporated. Excludes 183,334 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of February 6, 2001.

     Gary Stern (the "Reporting Person") hereby amends the Schedule 13D, as previously amended, as of the date hereof, relating to the shares of common stock, par value $.01 per share (the "Shares") of Asta Funding, Inc. (the "Company"), as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     All Shares acquired by Reporting Person within the last 60 days were gifted by Arthur Stern, the Chairman of the Board of the Company, to the Reporting Person's minor children.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Based upon the information contained in the Company's Quarterly Report on Form 10QSB for the period ending December 31, 2000, there are issued and outstanding 3,968,000 Shares. The reporting person beneficially owns 1,503,453 Shares or 36.9% of the Shares. The reporting person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,503,453 Shares.

         The following table details the transactions by the reporting persons or entities controlled by the reporting person in the Shares in the past sixty
(60) days:

  Date              Quantity            Price           Transaction Type

2/06/01              34,780              --          Shares were gifted to minor
                                                     children of Gary Stern

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                     February 13, 2000
                                     ------------------
                                                Date

                                     /s/Gary Stern
                                     ------------------------------------
                                              Signature

                                     Gary Stern / Chief Executive Officer
                                     ----------------------------------------
                                              Name/ Title

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).